April 22, 2010

BY FACSIMILE AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Mail Stop 4631

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

            Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 30, 2009

Filed December 18, 2009

File #1-3011

Dear Mr. Hartz,

This letter responds on behalf of the Company to your comment letter to me dated April 8, 2010 with respect to the filing listed above.  Included below are your comments and our corresponding responses.

Form 10-K for the fiscal year ended October 30, 2009

Consolidated Financial Statements

Note 14 – Segment Information, page 41

1.      As we previously requested in our conference call on March 30, 2010 and in subsequent conversations on April 6, 2010 and April 7, 2010, please provide us the amounts of revenue recognized in each product line you have identified for each fiscal year presented and for the current interim period. Based on your disclosures in MD&A, we assume this information is available.

Due to certain limitations on the information available in our systems (as more fully described below), the detailed revenue by product line information requested by the Staff is not available and would not be practicable to obtain.

As previously discussed with the Staff, we manage our business in two reportable segments; Paints and Coatings. Our financial reporting system provides consistent, accurate and auditable data for these two segments, and we maintain appropriate internal controls with respect to such data.

Within each reportable segment, to provide additional information to management, we retrieve data from our system to obtain information generally broken out by customer, distribution method and/or manufacturing location. For ease of reference and review, we group some of this information into general product lines. As noted in our MD&A, this information is sufficiently accurate to identify general trends and market factors that may materially affect our identified product lines.

However, because of the manner in which it is retrieved, this information is subject to two key limitations, described below. As a result of these limitations, the information generated is not sufficiently accurate to reflect revenue by product line, and thus it is not practicable to provide information responsive to the request made by the Staff. First, due to the way we retrieve the information (by customer, distribution channel and/or manufacturing facility), data from one product line may be assigned to or grouped with data from another product line within the same reportable segment. Second, not all product sales within each reportable segment have been assigned to an identified product line.

Some examples may help to illustrate the limitations mentioned above.

•        We have a large customer that manufactures appliances. When we retrieve data by customer from our system, all revenue for this customer is assigned to our general industrial product line. However, the revenues from this customer also include some purchases of coil coatings, a different product line within the Coatings segment.

•        All revenue for our “Plasti-Kote” brand is assigned to our architectural product line, but we also sell automotive paints under the Plasti-Kote brand name within the Paints segment.

•        A portion of our Coatings sales in China is not assigned to our wood, general industrial or packaging product lines because it is managed by a single general manager.

•        In the U.S., we sell “touch-up” and after market repair paints. We do not assign the revenues for these products to any of our identified product lines within the Paints segment. These products are sold in retail stores (like our architectural products), but most are applied to motorized vehicles (like our automotive products).

Although the information requested by the Staff is not available due to the limitations noted above, and it would not be practicable to obtain the information, we believe our product line information is sufficient to allow management to identify general trends and market factors that materially affect our identified product lines. Where appropriate and whenever possible, we discuss these material trends and market factors in our MD&A, including identification of the product lines where these trends and factors are observed.

We emphasize that the limitations on our ability to obtain detailed, verifiable financial information by product line relate only to product lines within a reportable segment. These limitations do not have any effect on our ability to report segment information or on the adequacy of our internal controls relating to this information.

Even if the information requested by the Staff was available, we continue to believe that the product lines within our segments are “similar” for purposes of ASC 280-10-50-40 and Item 101(c)(1)(i) of Regulation S-K, as summarized in our letter to you dated April 5. Despite the fact that the specific end uses for some of our products are different, the general purpose and end use for all our products is the same; to protect and/or decorate a surface.

Thank you for considering our response. Please contact me if you have any further questions.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer

Cc:       Julie Kunkel, Partner, Ernst & Young LLP

            Joseph D. McGrath, Partner - National AABS Professional Practice, Ernst & Young LLP

            Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP